                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           priceline.com Incorporated
                           --------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    741503106
                                    ---------
                                 (CUSIP Number)


                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                                 (852-2128-1188)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central
                                    Hong Kong
                                 (852-2509-7000)

                                   ----------

                                 August 13, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HUTCHISON WHAMPOA LIMITED - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

----------------------------------- ------- -------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                              - 0 -

           BENEFICIALLY             ------- -------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                               37,541,092 (1)
             REPORTING
                                    ------- -------------------------------
            PERSON WITH               9     SOLE DISPOSITIVE POWER

                                                  - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                               37,541,092 (1)

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 37,541,092 (1)

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.6%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     FORTHCOMING ERA LIMITED - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands

----------------------------------- ------- -------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                - 0 -
              SHARES
                                    ------- -------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

           OWNED BY EACH                      17,546,622

             REPORTING              ------- -------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                              17,546,622

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ULTIMATE PIONEER LIMITED - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands

----------------------------------- ------- -------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                 - 0 -
              SHARES
                                    ------- -------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

           OWNED BY EACH                       19,966,690

             REPORTING              ------- -------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                 - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                               19,966,690

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     19,966,690

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

----------------------------------- ------- -------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                            - 0 -

           BENEFICIALLY             ------- -------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                              75,062,739 (2)
             REPORTING                      (including shares disclaimed,
                                             see 11 below)
            PERSON WITH             ------- -------------------------------
                                      9     SOLE DISPOSITIVE POWER

                                                - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                              75,062,739 (2)
                                            (including shares disclaimed,
                                             see 11 below)
----------- ---------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,062,739 (2), of which Cheung Kong expressly disclaims beneficial ownership of 37,541,092 shares beneficially owned by Hutchison Whampoa Limited

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [x]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.2%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Prime Pro Group Limited - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands

----------------------------------- ------- -------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                             - 0 -

           BENEFICIALLY             ------- -------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                              17,546,622
             REPORTING
                                    ------- -------------------------------
            PERSON WITH               9     SOLE DISPOSITIVE POWER

                                                - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                              17,546,622

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     POTTON RESOURCES LIMITED - Not Applicable

----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC US ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   British Virgin Islands

----------------------------------- ------- -------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                - 0 -
              SHARES                ------- -------------------------------
                                      8     SHARED VOTING POWER
           BENEFICIALLY
                                               19,966,691
           OWNED BY EACH
                                    ------- -------------------------------
             REPORTING                9     SOLE DISPOSITIVE POWER

            PERSON WITH                          - 0 -

                                    ------- -------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                               19,966,691

----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     19,966,691

----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%

----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- ---------------------------------------------------------------

(1) Includes options to purchase 19,446 shares of Common Stock of the Issuer held by Mr. Ian Wade (the designee of FEL to the Issuer's Board of Directors) and options to purchase 8,334 shares of Common Stock of the Issuer held by Mr. Dominic Lai (the designee of FEL and UPL to the Issuer's Board of Directors), which are exercisable by Mr. Ian Wade and Mr. Dominic Lai now and within 60 days from the date of this Amendment. In addition, Mr. Ian Wade and Mr. Dominic Lai were granted options to purchase 40,554 and 31,666 shares of Common Stock, respectively, which are not exercisable within 60 days from the date of this Amendment and are therefore not included in the shares reported herein.

(2) Includes options to purchase 8,334 shares of Common Stock of the Issuer held by Mr. Edmond Ip (the designee of PPG and PRL to the Issuer's Board of Directors), which are exercisable by Mr. Edmond Ip now and within 60 days from the date of this Amendment. In addition, Mr. Edmond Ip was granted options to purchase 31,666 shares of Common Stock, which are not exercisable within 60 days from the date of this Amendment and are therefore not included in the shares reported herein.

                  This statement constitutes Amendment No. 7 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001, Amendment No. 2 on July 10, 2001, Amendment No. 3 on September 25, 2001, Amendment No. 4 on September 28, 2001, Amendment No. 5 on November 16, 2001 and Amendment No. 6 on August 5, 2002 (collectively, the "Schedule 13D") and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the Schedule 13D previously filed have the same meanings in this Amendment.

Item 3.           Source and Amount of Funds or Other Considerations
                  --------------------------------------------------

                  Item 3 of the Schedule 13D is hereby amended by adding the following:

                  Since August 5, 2002, 1,420,066 shares of Common Stock were acquired by UPL at a total purchase price of US$2,983,746. The funds for UPL's purchases were provided by HWL from its internal resources.

                  Since August 5, 2002, 1,420,067 shares of Common Stock were acquired by PRL at a total purchase price of US$2,983,748. The funds for PRL's purchases were provided by Cheung Kong from its internal resources.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b) HWL, through its ownership of FEL and UPL, beneficially owns an aggregate of 37,541,092 shares (including options exercisable by the relevant directors within sixty days) of Common Stock, representing approximately 16.6% based on the outstanding Common Stock as of August 15, 2002, and has shared power over the voting and disposition of such shares.

                  FEL beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.8% based on the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  UPL beneficially owns 19,966,690 shares of Common Stock, representing approximately 8.8% based on the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  PPG beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.8% based on the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  PRL beneficially owns 19,966,691 shares of Common Stock, representing approximately 8.8% based on the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  Cheung Kong, through its ownership of PPG and PRL, beneficially owns an aggregate of 37,521,647 shares (including options exercisable by the relevant director within sixty days) of Common Stock, representing approximately 16.6% based on the outstanding Common Stock as of August 15, 2002, and has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL, FEL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

                  Except as described herein, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or
(ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) UPL and PRL acquired a total of 1,420,066 and 1,420,067 shares of Common Stock respectively from the open market on August 5, 2002, August 6, 2002, August 7, 2002, August 8, 2002, August 9, 2002, August 12, 2002, August 13,
2002, August 14, 2002 and August 15, 2002 at an average price of US$2.10 per share.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  August 19, 2002

                                            FOR AND ON BEHALF OF
                                            HUTCHISON WHAMPOA LIMITED


                                            By:      /s/  Susan Chow
                                                -----------------------------
                                                Name:  Susan Chow
                                                Title: Director

                                            FOR AND ON BEHALF OF
                                            FORTHCOMING ERA LIMITED


                                            By:      /s/ Susan Chow
                                                -----------------------------
                                                Name:  Susan Chow
                                                Title: Director

                                            FOR AND ON BEHALF OF
                                            ULTIMATE PIONEER LIMITED


                                            By:      /s/ Susan Chow
                                               ------------------------------
                                               Name:  Susan Chow
                                               Title: Director

                                            FOR AND ON BEHALF OF
                                            CHEUNG KONG (HOLDINGS) LIMITED


                                            By:   /s/ Ip Tak Chuen, Edmond
                                               ------------------------------
                                               Name:  Ip Tak Chuen, Edmond
                                               Title: Director

                                            FOR AND ON BEHALF OF
                                            PRIME PRO GROUP LIMITED


                                            By:   /s/ Ip Tak Chuen, Edmond
                                               ------------------------------
                                               Name:  Ip Tak Chuen, Edmond
                                               Title: Director

                                            FOR AND ON BEHALF OF
                                            POTTON RESOURCES LIMITED


                                            By:   /s/ Ip Tak Chuen, Edmond
                                               ------------------------------
                                               Name:  Ip Tak Chuen, Edmond
                                               Title: Director